19010672

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-53161

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maia Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18958 Daisetta Street Suite 305
(No. and Street)

Rowland Heights	CA	91748
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thayer O'Neal
(Name – *if individual, state last, first, middle name*)

101 Parklane Blvd.#201	Sugar Land	TX	77478
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, James K. Tien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mala Securities, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN HUANG
Notary Public – California
Los Angeles County
Commission # 2227181
My Comm. Expires Dec 31, 2021

Signature

C.E.O.

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Maia Securities, Inc.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2018

Contents

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Directors and Shareholders
Maia Securities, Inc.
18958 Daisetta St. #305
Rowland Heights, CA 91748

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Maia Securities, Inc. (the "Company") as of December 31, 2018, and the related statement of operations, changes in ownership equity and cash flows for the year then ended, December 31, 2018, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States ("PCAOB" and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Emphasis-of-Matter

As discussed in Note 3 to the financial statements, the Company restated its opening ownership equity balance due to improperly recorded depreciation costs recorded in the prior period.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and the Agreed Upon Procedures Report (statement related to SIPC reconciliation), if and as applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

We have served as Maia Securities, Inc.'s auditor since 2018.

Sugar Land, TX

June 21, 2019

Maia Securities Inc
Financial Statements
Balance Sheet
As of December 31, 2018

ASSETS	
Current Assets	
Cash	$ 18,477
Certificate of Deposit	270,702
Accounts Receivable	44,808
Other Current Assets	
Clearing Deposit	63,352
Other Receivable	16,495
Prepaid Taxes	1,476
Total Other Current	352,025
Assets Total Current Assets	415,310
Fixed Assets	
Accumulated Amortization	-6,731
Accumulated Depreciation	-155,638
Automobile	79,359
Computer	28,854
Leasehold Improvements	6,731
Office Equipment	13,661
Office furniture & fixtures	35,291
Total Fixed Assets	1,527
Other Assets	
Deposits	3,200
Total Other Assets	3,200
TOTAL ASSETS	**420,037**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Accrued Expense	11,750
Commission Payable	79,096
Pension Payable	80,000
Total Other Current Liabilities	170,846
Total Current Liabilities	170,846
Total Liabilities	170,846
Equity	
Common Stock	30,819
Paid-in-Capital	119,765
Retained Earnings	98,607
Total Equity	249,191
TOTAL LIABILITIES & EQUITY	**420,037**

The accompanying notes are an integral part of these financial statements.

Maia Securities Inc
Statement of Operations
For the Year-Ended December 31, 2018

Revenue	
Sales-Commission	$ 779,540
Total Revenue	779,540
Expense	
Automobile Expense	5170
Bank Service Charges	20
Cleaning	4,500
Clearance Fee	257,314
Commissions	159,709
Depreciation Expense	3,052
Exchange Fee	2,669
Income Tax- State	800
Insurance Expense	23,407
Legal & Professional Expense	18,460
Miscellaneous	9,920
Office Supplies	2,908
Outside Services	10,987
Pension Expense	80,000
Postage and Delivery	269
Professional Fees	1,311
Rent Expense	10,053
Rental Equipment	36,420
Salaries and Wages	83,000
System Access Fee	41,064
Taxes- Payroll	6,657
Taxes-Business Property	465
Telephone Expense	3,533
Travel Expense	7,897
Utilities	1,451
Total Expense	771,037
Operating Income	8,503
Other Income/Expense	
Other Income	
Interest Income	27,126
Other Income	1,443
Total Other Income	28,569
Net Other Income	28,569
Net Income	**37,072**

The accompanying notes are an integral part of these financial statements.

Maia Securities Inc

Financial Statements

Statement of Cash Flows

For the Year-Ended December 31, 2018

OPERATING ACTIVITIES	
Net Income	$ 37,072
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Account Receivable	-7,400
Certificate of Deposit	-3,897
Other Receivable	-1,638
Accrued Expense Commission	5,401
Payable	34,440
Federal Unemployment Payable	-147
Payroll Liabilities	-15,601
Pension Payable	20,000
Depreciation Expense	3,052
Net cash provided by Operating Activities	71,282
FINANCING ACTIVITIES	
Distributions	-60,000
Net cash used in Financing Activities	- 60,000
Net cash increase for year	11,282
Cash at beginning of year	7,195
Cash at end of year	**18,477**

The accompanying notes are an integral part of these financial statements.

Maia Securities Inc

Financial Statements

Statement of Changes in Ownership Equity

For the Year Ended December 31, 2018

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, December 31, 2017	1,000	$ 30,819	$ 119,765	$ 168,513	$ 319,097
Restatement (Footnote 3)				(46,978)	(46,978)
Restated balance as of January 1, 2018	1,000	$ 30,819	$ 119,765	$ 121,535	$ 272,119
Net Income				37,072	37,072
Distribution				(60,000)	(60,000)
Balance, December 31, 2018	1,000	$ 30,819	$ 119,765	$ 98,607	$ 249,191

Maia Securities Inc
Notes to Financial Statements
for the Year-Ended December 31, 2018

Note 1 – Organization and Nature of Business

Maia Securities, Inc. (the Company) was incorporated in the State of California on February 9, 2001. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Mutual fund retailer
- Put and call broker or dealer or option writer

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The company considers highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Provision for Income Taxes – The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein

the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the state of California imposes a 1.5% state franchise tax on the corporation's taxable income.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2012 to the present, generally for three years after they are filed.

Depreciation – Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Employee Benefit Plans – The Company sponsors a defined benefit pension plan and reports the funded status of the plan in its statement of financial position and measures the plan assets and benefit obligations as of December 31.

In December 2008, authoritative guidance was issued that requires employers to provide additional disclosures about plan assets of a defined benefit pension or other post-retirement plan. The objective of this guidance was to provide users of financial statements with an understanding of how investment allocation decisions are made, the major categories of plan assets held by the plans, the inputs and valuation techniques used to measure the fair value of plan assets, and fair value measurements determined using significant unobservable inputs of a reconciliation of changes between the beginning and ending balances.

Subsequent Events - Management has reviewed the results of operations for the period of time from its year end December 31, 2018 through June 21, 2019, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Note 3 - Restatement

The financial statements reflect a restatement recorded to the 1/1/2018 ownership equity account balance for the correction of improperly depreciated fixed assets recorded in the prior period.

Note 4 - Fair Value

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018.

Fair Value Measurements on a Recurring Basis
As of December 31, 2018

	Level 1	Level 2	Level 3	Total
Assets				
Certificate of Deposit	$ 270,702	-	-	$ 270,702
Clearing Deposit	$ 63,352	-	-	$ 63,352
Total	$ 334,054			$ 334,054

Note 5– Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2018, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 44,808	$ 0

Note 6 – Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000. The clearing broker deposit at December 31, 2018 was $63,352.

Note 7 – Related Party

The Company has an expense sharing arrangement with an non-affiliate whereby the non-affiliate reimburses the Company 50% of all expenses including office space, telephone and office supplies. During the year ended December 31, 2018, the Company billed the non-affiliate $16,495 and the balance receivable from the non-affiliate at December 31, 2018 is $16,495

Note 8 - Concentration of Credit Risk

The customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customers' transactions. Due to the possibility that the customers may charge any losses it incurs to the Company, the Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer.

Note 9 – Certificate of Deposit

The Company holds two certificates of deposit with a value of $270,702 at December 31, 2018. Interest at 1.14% per annum, Maturing on September 8, 2019.

Note 10 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $225,477 which was $214,087 in excess of its required net capital of $11,390. The Company's net capital ratio was .75 to 1.

Note 11 - Income Taxes

As discussed in Note 2 - Significant Accounting Policies, the Company is subject to a 1.5% tax on net income over the minimum tax of $800. At December 31, 2018, the Company recorded $800 in California taxes.

Note 12 – Employee Benefit Plans

The Company sponsors a contributory defined benefit pension plan for qualifying employees. The amount of the annual benefit to be paid at normal retirement date is based on credited service, which varies based on participant hire dates.

Economic assumptions used to determine the benefit obligations recognized in the statements of financial position are:

Discount rate	5%
Rate of compensation increase	0%

Weighted average assumptions used to determine the net periodic benefit cost are:

Discount rate	1.75%; 3.76%; 4.66%
Expected return on plan assets	6%
Rate of compensation increase	5%

The Company is utilizing a yield curve methodology to determine its discount rate. This methodology uses a weighted average yield to determine the plan's discount rate by forecasting the plan's expected benefit payments by year.

The expected return on plan assets was derived by reviewing historical returns, preparing several models about future expected returns using the current diversified asset mix and conducting a historical study of market recoverability.

For the year ending December 31, 2018, the Company expects to contribute $ 80,000 to the defined benefit pension plan.

The following tables provide further information about the Company's pension plan:

December 31, 2018

Projected Benefit obligations	$3,650,000
Fair value of plan assets, net of plan liabilities of	$2,780,000
Net unfunded status of the plan recognized	
As a liability in the statement of financial positions	$ 0
Employer contributions	$ 80,000
Benefit payments	$ 0
Accumulated benefit obligation	$3,328,000
Periodic benefit cost for the year ended	$ 80,000

Amounts in unrestricted net assets that have not yet been recognized as a component of net periodic benefit cost compromise the following:

	Unrecognized Prior Service Cost	Actuarial Loss
Balance, December 31, 2018	$ 0	$ 0

The amounts in unrestricted net assets are expected to be recognized as a component of net periodic benefit cost for the year ending December 31, 2018 are $ 0 and $ 0, representing amortization of net prior service cost and amortization of actuarial loss, respectively.

Estimated future defined benefit pension payments reflecting expected future service for each of the five years subsequent to December 31, 2018 and in the aggregate for the five years thereafter are as follows:

Year Ending December 31,	Amount
2019	80,000
2020	80,000
2021	80,000
2022-23	80,000

There were no significant changes to the plan during the year.

Note 13 – Exemption from the SEC Rule 15c3-3

Maia Securities, Inc. is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 14 – Operating Lease Commitments

The company leased office space under a non-cancellation operating lease expiring September 16, 2021. At December 31, 2018, future minimum lease payments were as follows:

2019	$21,013
2020	$21,013
2021	$14,884

Rent expense for the year ended December 31, 2018 is $10,053 net of share paid by non-affiliate.

NOTE 15 - NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2018, The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of commissions. Such fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the close of a transaction.

The Company has determined that the adoption of ASC Topic 606 has had no impact on the Company.

Maia Securities Inc
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31. 2017, the Company had net capital of $ 225,477 which was $214,087 in excess of its required net capital of $ 11,390. The Company's net capital ratio was 0.75 : 1 . The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Computation of Net Capital

Stockholder's Equity			$ 249,191
Non-Allowable Assets			
Property, furniture, equipment	$ 1,528		
Rent deposit, Prepaid tax	4,676		
Receivable	16,495		
Total Non-Allowable Assets		$ 22,699	
Haircuts on Securities Positions			
Securities Haircuts	$1,015		
Undue Concentration Charges	-		
Total Haircuts on Securities Positions		$1,015	
Net Allowable Capital			$ 225,477

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 11,390
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	11,390
Excess Net Capital	214,087

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 170,847
Percentage of Aggregate Indebtedness to Net Capital	75.77%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of December31, 2018	$ 225,477
Adjustments	
Increase (Decrease) in Equity	(45,202)
(Increase) Decrease in Non-Allowable Assets	45,202
(Increase) Decrease in Securities Haircuts	-
Net Capital per Audit	$ 225,477
Reconciled Difference	-

Auditors Report on Exemption Letter

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31,2018

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(ii)

Kengming Tien
Maia Securities, Inc.
18958 Daisetta St. #305
Rowland Heights, CA 91748

Dear Kengming Tien:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Maia Securities, Inc. identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Maia Securities, Inc. stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Maia Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Maia Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

THAYER O'NEAL COMPANY, LLC
Thayer O'Neal Company, LLC

Sugar Land, TX

June 21, 2019

美亞証券
Maia Securities, Inc.

Member of FINRA. SIPC

January 18, 2019

Thayer O'Neal
101 Parklane Blvd., Suite 201
Sugar Land, TX 77478

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Maia Securities, Inc.,

1. Claims exemption 15c3-3(k)(2)(ii) from 15c3-3

2. We have met the identified exemption from 01/01/2018 through 12/31/2018, without exception, unless, noted in number 3,below;

3. We have no exception to report this fiscal year.

Regards,

Kengming Tien
C.E.O.
Maia Securities, Inc.

Date : 01/18/2019

18958 Daisetta St. #305 Rowland Heights, CA 91748
Tel: (626) 581-7658 • Fax: (626) 581-7608

Auditors Report on SIPC Reconciliation

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Maia Securities, Inc.

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Report Of Independent Registered Public Accounting Firm On Applying
Agreed Upon Procedures Pursuant to SEA Rule 17a-5(e)(4)

Maia Securities, Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2018, which were agreed to by Maia Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Maia Securities, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Maia Securities, Inc.'s management is responsible for Maia Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.

2. Compared audited Total Revenue for the period of January 01, 2018 through December 31, 2018 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no material differences.

3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

Sugar Land, TX

June 21, 2019

Maia Securities, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

SIPC Reconciliation

Total revenue					$	779,540
Deductions						268,741
SIPC net operating revenues						510,799
Amount due per general assessment @ 0.0015					$	766
Form	Filing date	Check number	Filed/paid to	Amount paid		
SIPC 6	7/26/2018	4787	SIPC	$ 368		
SIPC 7	1/18/2019	ACH	SIPC	$ 398		
Total amount paid					$	766
Overpayment (Underpayment)					$	-

Statement Related to SIPC Reconciliation

SEA Rule17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 779,541
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	257,314
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 11,427	
Enter the greater of line (i) or (ii)	11,427
Total deductions	268,741
2d. SIPC Net Operating Revenues	$ 510,800
2e. General Assessment @ .0015	$ 766
	(to page 1, line 2.A.)

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended **12/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******2716*********************MIXED AADC 220
53161 FINRA DEC
MAIA SECURITIES INC
18958 DAISETTA ST STE 305
ROWLAND HEIGHTS, CA 91748-2278

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 766
   B. Less payment made with SIPC-6 filed (**exclude interest**) (368)
      07/26/2018
      Date Paid
   C. Less prior overpayment applied (0)
   D. Assessment balance due or (overpayment) 0
   E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0
   F. Total assessment balance and interest due (or overpayment carried forward) $ 398
   G. **PAYMENT: √ the box**
      Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐
      Total (must be same as F above) $ 398
   H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Maia Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

C.E.O
(Title)

Dated the 18th day of January, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions: